

August 4, 2011

Via E-Mail

Mr. Bradley E. Sparks
Chief Financial Officer
Laredo Oil, Inc.
111 Congress Avenue, Suite 400
Austin, Texas 78701

> **Re: Laredo Oil, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed September 14, 2010**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2010**
> **Filed October 15, 2010**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2010**
> **Filed January 14, 2011**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
> **Response Letter Dated July 7, 2011**
> **File No. 333-153168**

Dear Mr. Sparks:

    We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2010

Financial Statements

1.   We note that you have not complied with prior comments two, three and four in our letter dated June 22, 2011, regarding the accounting errors in your previously issued financial statements. Item 4.02 of Form 8-K requires you to notify investors within four business days of when a determination is made that previously issued financial statements should not be relied upon due to the identification of material accounting errors. We reissue prior comments two, three and four.

Closing Comments

     You may contact Joanna Lam at (202) 551-3476, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or in his absence, Alexandra Ledbetter at (202) 551-3317 or me at (202) 551-3745 with any other questions.

            Sincerely,

            /s/ A.N. Parker *for*

            H. Roger Schwall
            Assistant Director